Litorium Group Corp.

5 Fuxin Complex North, #402,

Manzhouli, Inner Mongolia, China 021400

Tel.  +852-8191-7360

Email: litoriumgroup@yandex.com

June 30, 2017

Mr. Bernard Nolan

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Litorium Group Corp.

       Registration Statement on Form S-1

       Filed March 31, 2017

       File No. 333-217057

Dear Ms. Bernard Nolan,

Litorium Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated April 27, 2017 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on March 31, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note that you have nominal assets consisting solely of cash and your operations to date have been primarily organizational. As such, we believe you are a shell company pursuant to Securities Act Rule 405. Please disclose your shell company status on the prospectus cover page and in the summary and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital. Further, revise the disclosure in the first paragraph on page 23 for consistency.

Our response: We do not believe that Litorium Group Corp. is a “shell company” as defined in Securities Act Rule 405, as amended. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Litorium Group Corp. can be classified as having “no or nominal operations”. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Litorium Group Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Litorium Group Corp. investigated the market demand in the field of software and websites development. Additionally, we had started to negotiate agreements with potential customers and signed Website Development Agreement on March 2, 2017. As a result of this agreement we generated $1,500 in revenue. On April 4, 2017, we signed the second Website Development Agreement and, as a result of this agreement, we generated $4,500 in revenue. Moreover, we spent our funds for assets which help us in our business activity according to our plan of operations. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. Additionally, Litorium Group Corp. during its lifespan has had continuous operations and such operations were not at any time “nominal.”

Cover Page

2. Please revise to provide the net proceeds that you will receive from this offering pursuant to Item 501(b)(3) of Regulation S-K.

Our response: We have revised to provide the net proceeds that we will receive from the offering pursuant.

Prospectus Summary, page 5

3. Please revise your disclosure in this section to more clearly convey your proposed business. Briefly describe the web platform and your plans to monetize it. Furthermore, disclose what you have accomplished to date in furtherance of your business plan and what remains to be accomplished for you to begin generating revenue. In this regard, we note from your disclosure on page 15 that you are negotiating with potential customers and presenting your service.

Our response: We have revised our disclosure in the section to more clearly convey our proposed business and plans.

Risk Factors

“Because our president, treasurer, secretary and director will only be devoting . . . ,” page 9

4. Please expand upon this disclosure to address possible conflicts of interest faced by Ms. Manzey as a result of her outside activities.

Our response: We have expanded the disclosure in the risk factor to address possible conflicts of interest faced by Ms. Manzey as a result of her outside activities.

“We are an ‘emerging growth company’ under the JOBS Act, we cannot . . . ,” page 10

5. Please clarify the extent to which these reduced requirements will continue to be available to you as long as you remain a smaller reporting company.

Our response: We have clarified the extent to which the reduced requirements will continue to be available to us as long as we remain a smaller reporting company.

“We will incur ongoing costs and expenses for SEC reporting . . . ,” page 12

6. You state that you will be subject to the reporting requirements of the Securities Exchange Act of 1934. Please confirm that you intend to file a Form 8-A to register your common stock under Section 12 of the Exchange Act. If not, revise to clarify your reporting obligations if you are only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. To this end, explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Our response: In response to this comment, we have revised the risk factor.

Management’s Discussion and Analysis of Plan of Operation

Plan of Operation, page 15

7. Your discussion is based on the assumption that you will receive at least $42,000 of net offering proceeds. Please revise to also discuss your plan of operation assuming, for example, 25% of the shares are sold in the offering. Similar revisions should be made to your dilution and use of proceeds disclosures.

Our response: We have revised to discuss our plan of operation assuming 25% of the shares are sold in the offering.

Liquidity and Capital Resources, page 17

8. You disclose that you require at least $42,000 to proceed with your plan of operation and pay all expenses for a minimum period of one year. Please also disclose the minimum funding required to remain in business for at least the next 12 months. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K as well as FRC 501.03.a and Section IV of Interpretive Release 33-8350 for additional guidance.

Our response: We have disclosed the minimum funding required to remain in business for at least the next 12 months. We have also revised to disclose the minimum number of months that we will be able to conduct our planned operations using currently available capital resources.

Description of Business

Business Description, page 18

9. Please revise to disclose the geographic markets in which you plan to offer your web platform. Refer to Item 101(h)(4)(i) of Regulation S-K.

Our response: We have revised to disclose the geographic markets in which you plan to offer your web platform.

Recent Sales of Unregistered Securities, page 36

10. You indicate here and in the related party disclosure on page 22 that the date of the unregistered sale of common stock to Ms. Manzey was January 25, 2017. In Note 4 on page F-8, however, you indicate that the date of the transaction was December 28, 2016. Please reconcile.

Our response: We have reconciled the date of the unregistered sale of common stock to Ms. Manzey stated in Note 4.

Exhibits

11. Please file the form of subscription agreement that you will require investors in the offering to execute. We note the disclosure on page 24 in this respect.

Our response: We have filed a form of subscription agreement as an Exhibit 99.1.

Please direct any further comments or questions you may have to the company at litoriumgroup@yandex.com

Thank you.

Sincerely,

/S/ Maria Manzey

Maria Manzey, President